FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of July 2003

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x  Form 40-F
                                    ---          ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                                 Yes       No   x
                                                    ------   -------











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         On June 24, 2003, the Registrant announced the release of its 0.18 and
0.35 micron process design kits. A copy of the press release is attached hereto as Exhibit 1.

         On July 2, 2003, the Registrant announced the hiring of Rafi Nave as vice president of customer services. A copy of the press release is attached hereto as Exhibit 2.

         On July 9, 2003, the Registrant announced that legal action had been filed against it and certain of its directors and shareholders. A copy of the press release is attached hereto as Exhibit 3.

         This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.


















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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              TOWER SEMICONDUCTOR LTD.



Date:  July 22, 2003                 By:      /s/ Sheldon Krause
                                          -----------------------------------
                                              Sheldon Krause
                                              Assistant Secretary